SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

(the “Company”), held on March 27, 2015, drawn up in summary form

1.            Date, time and venue: On March 27, 2015, starting at 2:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1. Compensation of Management and members of the Fiscal Council - 2014.  To ratify the amounts paid out as compensation to the Management and to the members of the Fiscal Council of the Company during the Fiscal Year of 2014:

	Number of Members	Fixed Remuneration (in R$)				Variable Remuneration (in R$)					Post-Employ-ment Benefits	Termination Benefits	Share-based Payment (in R$)	Total (in R$)
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Commissions	Others
Board of Directors	12.00	4,341,214.00	-	-	885,995.00	-	880,992.00	-	-	-	-	-	5,686,407.00	11,794,608.00
Fiscal Council	6.00	1,281,682.00	-	-	256,336.00		-	-	-	-	-	-	-	1,538,018.00
Executive Officers	10.00	9,495,230.00	289,538.00	-	1,888,482.00	-	4,390,571.00	-	-	-	-	-	33,616,733.00	49,680,554.00
Total	28.00	15,118,126.00	289,538.00	-	3,030,813.00	-	5,271,563.00	-	-	-	-	-	39,303,140.00	63,013,180.00

4.2. Compensation of Management and members of the Fiscal Council - 2015. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the 2015 Fiscal Year:

	Number of Members	Fixed Remuneration (in R$)				Variable Remuneration (in R$)					Post-Employ-ment Benefits	Termination Benefits	Share-based Payment (in R$)	Total (in R$)
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Commissions	Others
Board of Directors	12.00	4,775,335.00	-	-	955,067.00	-	3,520,145.00	-	-	-	-	-	5,806,407.00	15,056,954.00
Fiscal Council	6.00	1,409,850.00	-	-	281,970.00		-	-	-	-	-	-	-	1,691,820.00
Executive Officers	10.00	13,601,593.00	318,492.00	-	2,720,319.00	-	16,009,035.00	-	-	-	-	-	30,387,550.00	63,036,989.00
Total	28.00	19,786,778.00	318,492.00	-	3,957,356.00	-	19,529,180.00	-	-	-	-	-	36,193,957.00	79,785,763.00

4.3. Allocation of Net Profits – FY 2014. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on the net profit allocation for the fiscal year ended on December 31, 2014:

Net profits	R$12,065,512,333.06
Dividends and/or interest on own capital (gross), net of prescribed dividends	R$10,596,249,041.57
Investments Reserve	R$498,310,415.53
Tax incentives reserve (ICMS and Income Tax)	R$1,022,739,550.37

4.4. Convene the ordinary and extraordinary general meetings of the Company. To approve the convene of the Company's ordinary and extraordinary general meetings, to resolve on the following agenda:

“(a) Ordinary General Meeting: (i) analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2014; (ii) allocation of the net profits for the fiscal year ended on December 31, 2014, as well as ratification of the payment of interest on own capital and distribution of dividends, related to the fiscal year ended on December 31, 2014, approved by the Board of Directors at meetings held on March 25, 2014, July 14, 2014, October 15, 2014,December  22, 2014, December 31, 2014 and February 23, 2015; (iii) election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2016; and (iv) ratification of the amounts paid out as compensation to the Management and members of the Fiscal Council of the Company during the fiscal year ended on December 31, 2014 and establishing the overall compensation of the Management and members of the Fiscal Council for the fiscal year of 2015; and (b) Extraordinary General Meeting: (i) by virtue of the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date of the Ordinary and Extraordinary General Meeting, to amend caput of article 5 of the Company’s By-laws and to restate such By-laws, as per the Management Proposal.”

4.5 Capital Increase – Stock Option Program (2013 Bonus). In view of the exercise, by certain Beneficiaries, of the stock options granted pursuant to the Company’s First Stock Option Program for 2015 (“2015.1 Program”), approved at the Board of Directors’ Meeting held on March 4, 2015, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of the Brazilian Corporations Law, as amended, a capital increase in the total amount of R$ 11,621,474.73, upon issuance of 631,373 new shares, at the issuance price of R$ 18.40667043 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of the Brazilian Corporations Law and the rules established under the Stock Option Plan currently in force. The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as from the present date. Therefore, the Company’s capital is changed to R$ 57,614,139,847.33, divided into 15,717,615,419 common shares, without pair value.

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 27, 2015.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer